RECEIVED JUL 1 5 2010 SEC MAIL PROCESSING SECTION WASH, D.C. 193

7/30 BB

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington


10031431

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51841

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **05/01/09** (MM/DD/YY) AND ENDING **04/30/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **McGladrey Capital Markets LLC** (an indirect, wholly owned subsidiary of H&R Block, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

575 Anton Boulevard, Eleventh Floor
(No. and street)

Costa Mesa	**CA**	**92626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Ann Thurmond **(714) 327-8800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut, Suite 3300	**Kansas City**	**MO**	**64106**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

McGladrey Capital Markets LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

SEC I.D. No. 8-51841

Financial Statements as of and for the Year Ended April 30, 2010, Supplemental Schedules as of April 30, 2010, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

AFFIRMATION

I, Margaret Ann Thurmond, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to McGladrey Capital Markets LLC (the "Company") as of and for the year ended April 30, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: Margaret A. Thurmond Date: July 12, 2010

Title: Chief Financial Officer

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this twelfth (12th) day of July, 2010 by Margaret Ann Thurmond, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Seal)

Signature: Esther J. Clark
Name: Esther J. Clark
Notary Public


ESTHER J. CLARK
COMM. #1722798
NOTARY PUBLIC-CALIFORNIA
Orange County
Commission Expires February 1, 2011
SEC1
SEC1

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

TABLE OF CONTENTS



Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

RSM EquiCo, Inc. ("Member")
McGladrey Capital Markets LLC
Costa Mesa, California

We have audited the accompanying statement of financial condition of McGladrey Capital Markets LLC (the "Company") (an indirect, wholly owned subsidiary of H&R Block, Inc.) as of April 30, 2010, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at April 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, the Company is a defendant in a class action asserting various allegations regarding business services previously provided by its direct corporate parent, RSM EquiCo, Inc.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and ability to meet minimum regulatory capital requirements raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), (i), and (j) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

July 12, 2010

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2010

ASSETS

Cash	$6,405,740
Accounts receivable — net of allowance for doubtful accounts of $121,406	587,466
Due from affiliates (Note 2)	135,941
Prepaid expenses and other assets	372,400
Property and equipment at cost — net of accumulated depreciation and amortization of $4,601,442 (Note 4)	1,276,455
TOTAL ASSETS	$8,778,002

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$ 299,275
Employee commissions, bonus, and other compensation payable	667,002
Due to parents — net (Note 2)	1,815,093
Deferred revenue	944,201
Accrued restructuring charges (Note 3)	1,096,259
Other liabilities	861,343
Total liabilities	5,683,173
Member's capital	3,094,829
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$8,778,002

See notes to financial statements.

McGLADREY CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED APRIL 30, 2010

REVENUES — Advisory fee revenue	$ 11,969,687
EXPENSES:	
General and administrative expenses	13,476,968
Allocated expenses (Note 2)	1,769,576
Employee commissions and bonuses	819,732
Restructuring charges (Note 3)	2,364,694
Regulatory fees	274,165
Total expenses	18,705,135
LOSS BEFORE INCOME TAXES	(6,735,448)
INCOME TAX (BENEFIT) EXPENSE:	
Current	(2,136,774)
Deferred	1,147,132
Total income tax benefit	(989,642)
NET LOSS	$ (5,745,806)

See notes to financial statements.

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED APRIL 30, 2010

BALANCE — April 30, 2009	$ 7,022,808
Capital contributions	1,817,827
Net loss	(5,745,806)
BALANCE — April 30, 2010	$ 3,094,829

See notes to financial statements.

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2010

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (5,745,806)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,339,954
Loss on disposal of assets	2,197
Restructuring charges	2,364,694
Provision for bad debt	26,101
Changes in assets and liabilities:	
Accounts receivable	(408,636)
Due from affiliates	29,848
Prepaid expenses and other assets	308,595
Accounts payable and accrued expenses	(69,318)
Deferred revenue	(626,457)
Due to Parents — net	430,207
Employee commissions, bonuses, and other compensation payable	(277,483)
Accrued restructuring charges	(199,754)
Other liabilities	(385,842)
Net cash used in operating activities	(3,211,700)
CASH FLOWS USED IN INVESTING ACTIVITIES — Purchases of property and equipment	(126,890)
CASH FLOWS FROM FINANCING ACTIVITIES — Capital contributions	1,817,827
NET DECREASE IN CASH	(1,520,763)
CASH — Beginning of year	7,926,503
CASH — End of year	$ 6,405,740

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — McGladrey Capital Markets LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a limited liability company (LLC) and is a wholly owned subsidiary of RSM EquiCo, Inc. (the "Parent" or "Member"), which is an indirect, wholly owned subsidiary of H&R Block, Inc. ("Block") (collectively, the "Parents"). The Company was organized under the laws of the State of Delaware on May 10, 1999, and admitted to the state of California as a foreign corporation on May 20, 1999.

The Company, in connection with its activities as a broker/dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from provisions of Rule 15c3-3 of the SEC.

The Company engages in advisory services related to merger and acquisition activities of both private and public companies. Advisory services related to merger and acquisition activities include private placement of securities exempt from registration, private resale of securities exempt from registration, and merger and acquisition advisement. The Company also provides advisory services on other financing arrangements, including private placement of debt and equity securities.

Distributions shall be made to the Member at the time and in aggregate amounts determined by the Member.

The Company's recurring losses and ability to meet minimum net capital requirements raise substantial doubt about the Company's ability to continue as a going concern, which is dependent upon, among other things, the maintenance of minimum regulatory capital requirements. Until the Company is able to return to profitable operations, there is no assurance that the Company will be able to meet its minimum net capital requirements, absent support from the Parent, Block, or other affiliates.

The Company's financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations and realization of assets, liabilities and commitments in the normal course of business. There are substantial doubts that the Company will be able to continue as a going concern and, therefore, may be unable to realize its assets, discharge its liabilities and meet its capital requirements in the normal course of business. The financial statements do not reflect any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Subsequent Events — The Company has evaluated subsequent events for recognition or disclosure through the date these financial statements were issued. On July 11, 2010, the Parents entered into an agreement to forgive the Due to Parent, net balance recorded on the balance sheet as of April 30, 2010.

Concentration of Credit Risk — The Company maintains its cash accounts with one financial institution. The cash balance is insured by the Federal deposit Insurance Corporation (FDIC) up to $250,000 through December 31, 2013; thereafter, up to $100,000. The Company had cash on deposit at April 30, 2010 that exceeded the balance insured by the FDIC by the amount of $6,155,740.

Advisory Fees and Deferred Revenue — Fees related to certain merger and acquisition activities are only recognized upon completion of the transaction. Fees related to other advisory services are recognized as earned ratably over the term of their respective contracts (typically one year), with any unearned portion of such fees that have been received reported as deferred revenue. Reimbursable expenses associated with advisory fees are recorded gross with the corresponding expense recorded in general and administrative expenses.

Prepaid Expenses — Prepaid expenses consist of licensing and registration fees paid in advance that are amortized ratably over the applicable license or registration period, deferred commissions amortized ratably over the terms of the respective contracts, and access fees for research databases paid in advance and amortized ratably over the terms of the contracts.

Property and Equipment — Property and equipment are initially recorded at cost and are depreciated over the estimated useful life of the assets using the straight-line method. The Company amortizes leasehold improvements over the shorter of seven years or the remaining term of the lease using the straight-line method. Estimated useful lives are five to seven years for computers and other equipment.

Certain allowable costs are capitalized for software developed for internal use. These costs are typically amortized over 36 months using the straight-line method. Software purchased for internal use is capitalized at cost and typically amortized over 36 months using the straight-line method.

Long-lived assets are assessed for impairment whenever events or circumstances indicate the carrying value may not be fully recoverable by comparing the carrying value to future undiscounted cash flows. Impairment is recorded for long-lived assets determined not to be fully recoverable equal to the excess of the carrying amount of the asset over its estimated fair value.

Income Taxes — The Company is a single member LLC, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended April 30, 2010, the Company has provided for income taxes as if it were a stand-alone taxpayer using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Block files a consolidated tax return which includes the Company. The Parent's federal and some state tax income tax returns are filed as a member of Block's consolidated tax return. The remaining state and local income tax returns are filed in conjunction with Parent's separate company filings.

Each tax position is evaluated for the sustainability based on its technical merits. If the probability for sustaining a tax position is at least more likely than not, then the tax position is warranted and recognition should be at the highest amount which is greater than 50% likely of being realized upon ultimate settlement. The Company did not have any liability recorded as of April 30, 2010 for uncertain tax positions.

Lease Incentives — Lease incentives received to fund improvements to the leased premises of the Parent are recorded as a deferred lease incentive liability and amortized as a credit to rent expense over the life of the lease term in accordance with the guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 840, *Leases* (formerly FASB Technical Bulletin 88-1, *Issues Relating to Accounting for Leases*). These incentives are recorded in other liabilities on the statement of financial condition. When an asset improvement is determined to be impaired, the lease incentives are reduced by the corresponding amount.

Use of Estimates — The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, assumptions, and judgments were applied in the determination of the restructuring charge and accrual, the valuation of long-lived assets, and the valuation of deferred tax assets. Actual results could differ from those estimates.

2. RELATED-PARTY TRANSACTIONS

(a) Allocated Expenses From Parent — The Company is allocated costs from RSM McGladrey, Inc. (RSM), of which the Company is an indirect, wholly owned subsidiary. RSM allocated $1,769,576 relating primarily to risk management and other RSM overhead costs for the year ended April 30, 2010.

(b) Due to Parents, Net — The Parent funded payroll through December 31, 2009, and was reimbursed through the intercompany account. In addition, the Company's executives and employees are able to participate in certain compensation programs offered by Block, which include an employee stock purchase plan (ESPP) and a deferred compensation plan (DCP). Block provides employees with the option to purchase shares of its common stock through payroll deductions. The purchase price of the stock is 90% of the lower of either the fair market value of the common stock on the first trading day within the option period or on the last trading day of the option period. Option periods are six-month periods beginning on January 1 and July 1 of each year. Certain employees are invited by Block to participate in its DCP which permits these employees to defer portions of their compensation and accrue income on these deferred amounts. As of April 30, 2010, a net liability of $1,224,117 is included in Due to Parents, net in the accompanying statement of financial condition for payroll, deferred compensation expenses and the allocated income taxes as described in Note 2(d).

The intercompany with RSM for unpaid balances related to the allocated expenses described in Note 2(a) above totaled $590,976 as of April 30, 2010, and is included in Due to Parents, net in the accompanying statement of financial condition.

(c) Capital Contributions — On September 29, 2009, and February 25, 2010, the Parent made capital contributions in the amounts of $1,000,000 and $400,000. As discussed in Note 2(d) below, the Company has also recognized $417,827 of capital as a result of payments received from the Parent related to the tax-sharing agreement.

(d) Income Tax Allocation — The Company is allocated income taxes from Block as if it were a stand-alone taxpayer using the separate entity approach. Under the existing tax-sharing practices between Block and the Company, the Company receives payments from Block for the tax effects of losses or is responsible for paying the tax effects of income included in the consolidated tax returns they jointly file. Payments received pursuant to this arrangement in excess of what the Company would have received as if it filed on a stand-alone basis are recorded as additions to member's capital in the accompanying statement of member's capital. In the event the Company realizes certain tax benefits in a future period,

the Company would be obligated to return to Block its share of tax benefits used by Block. Such payments, if realized, would be treated as a reduction to member's capital. As of April 30, 2010, the Company has $989,642 included in the Due to Parents, net for income taxes.

(e) Due From Affiliates — An advisory services agreement exists between the Company, its Parent, and an affiliate, McGladrey Capital Markets Canada, Inc. (the "Canadian Affiliate"). As a part of the agreement, the Company has agreed to make available investment banking, financial advisory, valuation, risk management, and marketing and promotional services from time to time, and the Parent will provide financial and accounting, legal, personnel, and administrative support to the Canadian Affiliate. For the year ended April 30, 2010 nothing was charged under this agreement. No engagement agreements were executed, and no advisory contracts were completed by the Canadian Affiliate. As of April 30, 2010, a receivable of $39,605 is included in Due from affiliates in the accompanying statement of financial condition representing the amounts due the Company for funds advanced for travel expenses.

The Company advanced funds for McGladrey Capital Markets Europe, Ltd, an affiliate, for overhead expenses such as travel, legal and consulting fees paid to U.S. based vendors. As of April 30, 2010, a receivable of $96,336 is included in Due from affiliates in the accompanying statement of financial condition.

3. RESTRUCTURING CHARGES

During the fourth quarter of the Company's fiscal year 2010, the Company initiated a restructuring plan to reduce costs. The Company has substantially completed the restructuring, which included eliminating approximately 23 positions and partially abandoning the Parent's Costa Mesa operating lease. During fiscal year 2010, the Company recorded a pretax restructuring charge of $2,364,694, consisting of $725,351 in employee severance, $570,662 in lease abandonment costs, and $1,068,681 in property and equipment write-offs.

In accordance with ASC 420, *Exit or Disposal Cost Obligations*, employee severance and lease abandonment costs are recorded at their estimated fair value when they are incurred. Employee severance costs include estimates regarding the amount of severance payments made to certain terminated employees, and lease abandonment costs include estimates regarding the length of time required to sublease vacant space and expected recovery rates as adjusted for the effects of deferred items recognized under the lease. Actual results could vary from these estimates.

The significant components of the restructuring charge incurred as of April 30, 2010 are summarized as follows:

	Charges to Date	Cash Payments	Accrual Balance
Employee severance costs	$ 725,351	$ 199,754	$ 525,597
Lease abandonment costs	570,662		570,662
	1,296,013	$ 199,754	$ 1,096,259
Asset impairments and net disposal losses	1,068,681		
Total restructuring charges	$ 2,364,694		

The Company expects that the payments of employee severance costs will be substantially completed by August 2010. The lease abandonment costs primarily relate to future lease obligations owed to the Parent for vacated space. The lease terms for these obligations extend through January 2013.

4. PROPERTY AND EQUIPMENT

The components of property and equipment as of April 30, 2010, are as follows:

Computers and other equipment	$ 2,385,993
Capitalized software	2,066,008
Leasehold improvements	1,425,896
	5,877,897
Less accumulated depreciation and amortization	(4,601,442)
	$ 1,276,455

Depreciation and amortization expense on property and equipment was $1,339,954 for 2010. Included in depreciation and amortization expense is amortization of capitalized software and leasehold improvements of $500,862 and $409,172, respectively.

As discussed in Note 3, during fiscal year 2010 the Company wrote-off property located in the space vacated in conjunction with the partial abandonment of the Costa Mesa operating lease. The reduction in property and equipment totaled $2,019,598 and the reduction in accumulated depreciation totaled $950,917 resulting in a loss on disposal of $1,068,681.

5. INCOME TAXES

The provision (benefit) for income tax expense for the year ended April 30, 2010, consisted of the following:

Current:	
Federal	$ (2,136,774)
State and local	
Deferred:	
Federal	623,000
State and local	524,132
Total	$ (989,642)

The following is a reconciliation of the statutory federal income tax to the actual benefit as reflected in the statement of operations for the year ended April 30, 2010:

Expected federal tax benefit	$ (2,357,407)
State and local tax benefit, net of federal benefit	(360,947)
Valuation allowance	1,702,144
Other	26,568
	$ (989,642)

The components of the deferred tax assets and liabilities as of April 30, 2010, consisted of the following:

Deferred tax assets:	
Accrued expenses	$ 857,596
Allowance for bad debt	49,073
State and local net operating losses	787,962
Other	113,203
Total deferred tax assets	1,807,834
Less valuation allowance	(1,702,144)
Total deferred tax assets after valuation allowance	105,690
Deferred tax liabilities — prepaid expenses	105,690
Net deferred tax assets	$ -

Current and deferred income tax benefits were recorded as if the Company were able to carry back its fiscal 2010 separate company federal tax loss under U.S. tax law. For state tax purposes no loss carryback is available pursuant to applicable state income tax laws.

Included in Due to Parents, net as of April 30, 2010, is $1,807,834 of deferred income tax assets and $105,690 of deferred income tax liabilities, which represent the tax effects of book and tax basis differences and state tax net operating loss carryforwards. Temporary differences primarily relate to compensation, and certain accruals not currently deductible for federal income tax purposes. A full valuation allowance of $1,702,144, also included in Due to Parents, net, has been recorded on deferred tax assets because, in the opinion of management, it is not more-likely-than-not these tax attributes would be used on a separate-entity basis.

As of April 30, 2010, the Company's cumulative state net tax operating losses were computed as if the Company was a separate entity taxpayer and are approximately $14.5 million. The state net operating loss carryovers expire in varying amounts through 2029.

By virtue of its inclusion in Block's consolidated tax federal and state income tax returns, the Company is subject to examination by the Internal Revenue Service and various state and local jurisdictions. Block's consolidated returns are open for substantially all years since the inception of the Company. The Parent files state tax returns in major jurisdictions with the majority of activity taking place in the state of California.

6. COMMITMENTS AND CONTINGENCIES

The operations of the Company are conducted on premises leased by the Parent. The operating lease for the Costa Mesa, California, location expires in January 2013. Office space in Chicago, Illinois and Boston, Massachusetts, is rented from RSM on a month-to-month basis. Rent expense for the year ended April 30, 2010, totals $1,096,618.

As discussed in Note 3, as of April 30, 2010, the Company partially abandoned its Costa Mesa operating lease. In accordance with ASC 420, *Exit or Disposal Cost Obligations*, the Company recorded lease abandonment costs of $570,662 relating to the future lease obligations owed to the Parent for the vacant space less expected recovery for subleasing. On May 21, 2010, the Parent entered into a sublease for approximately 6,700 of the available 11,600 square feet.

Future minimum lease commitments of the Parent as of April 30, 2010 and for the years ended April 30 are as follows:

Years Ending April 30,	**Total Minimum Lease Payment**	**Sublease Income**	**Net Minimum Lease Payment**
2011	$ 1,481,000	$ 218,000	$ 1,263,000
2012	1,518,000	125,000	1,393,000
2013	1,160,000	93,000	1,067,000

During fiscal year 2010, the Company entered into an agreement for fixed-fee legal representation, under which the Company has a commitment to pay approximately $95,000 in legal expenses over a one-year period. As of April 30, 2010 the Company has an obligation of approximately $75,000 remaining under this commitment.

The Company and Parent are parties to a class action filed on July 11, 2006 and entitled Do Right's Plant Growers, et al. v. RSM EquiCo, Inc., et al. Case No. 06 CC00137, in the California Superior Court, Orange County. The complaint contains allegations relating to business valuation services provided by the Parent, including allegations of fraud, negligent misrepresentation, breach of contract, breach of implied covenant of good faith and fair dealing, breach of fiduciary duty and unfair competition. Plaintiffs seek unspecified actual and punitive damages, in addition to prejudgment interest and attorneys' fees. On March 17, 2009, the court granted plaintiffs' motion for class certification on all claims. The defendants filed two requests for interlocutory review of the decision, the last of which was denied by the Supreme Court of California on September 30, 2009. A trial date has been set for January 2011.

The Parent has recorded a reserve at April 30, 2010, in connection with this matter. The Parent and management have not determined a loss is probable with regard to the Company in connection with this matter; thus, no reserve has been recorded in the Company's financial statements. The Parent plans to vigorously defend this case; however, the amount claimed in this action is substantial and could have a material adverse impact on the Parent's financial statements. The Parent has limited assets other than its investment in the Company. As such, the Parent may be dependent on capital of the Company to satisfy its obligations (if any) arising from this matter. There can be no assurance regarding the outcome of this matter and the impact, if any, on the Company.

The Company is party to other legal actions arising in the normal course of business. In the opinion of management, resolution of such matters will not have a material adverse effect on the financial statements of the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. The Company is required to maintain a minimum net capital of not less than $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, pursuant to the Rule. At April 30, 2010, the Company had net capital for regulatory purposes of $1,067,083, which was $774,120 in excess of its required net capital of $292,963. The Company's ratio of aggregate indebtedness to net capital was 4.12-to-1 at April 30, 2010.

* * * * * *

SUPPLEMENTAL SCHEDULES

McGLADREY CAPITAL MARKETS LLC **SCHEDULE g/j**

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2010

MEMBER'S CAPITAL	$ 3,094,829
ADD ALLOWABLE CREDITS — Other liabilities — deferred lease incentive	344,516
LESS NONALLOWABLE ASSETS:	
Property and equipment — net	1,276,455
Prepaid expenses and other assets	372,400
Accounts receivable	587,466
Due from affiliates	135,941
Net capital	1,067,083
NET CAPITAL REQUIREMENT — Greater of 6 2/3% of aggregate indebtedness or $5,000	292,963
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 774,120
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	299,275
Employee commissions, bonus, and other compensation payable	667,002
Due to Parents — net	1,815,093
Accrued restructuring charges	1,096,259
Other liabilities	516,827
TOTAL AGGREGATE INDEBTEDNESS	$ 4,394,456
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.12 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of April 30, 2010):	
Net capital — as reported in the Company's Part II (unaudited) FOCUS report	$ 4,285,337
Audit adjustments related to member's capital	417,827
Audit adjustments related to overstatement of expenses	151,120
Audit adjustments related to income taxes	(1,759,455)
NET CAPITAL — As amended on June 30, 2010, per above	$ 3,094,829

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2010

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

McGLADREY CAPITAL MARKETS LLC

SCHEDULE i

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2010

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

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SUPPLEMENTAL REPORT ON INTERNAL CONTROL

July 12, 2010

RSM Equico, Inc. (Member)
McGladrey Capital Markets LLC
Costa Mesa, California

In planning and performing our audit of the financial statements of McGladrey Capital Markets LLC (the "Company") (an indirect, wholly owned subsidiary of H&R Block, Inc.) for the year ended April 30, 2010 (on which we issued our report dated July 12, 2010 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern and an explanatory paragraph regarding a class action lawsuit) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, other than a material weakness in the operation of controls over the preparation and review of the income tax provision.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2010, except for the matter noted above, to meet the SEC's objectives.

This report is intended solely for the information and use of RSM EquiCo, Inc., management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP